Exhibit 99.1

NEWS RELEASE
For Immediate Release

November 27, 2007
AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH ANNOUNCES INDEFINITE CLOSURE OF HIGH LEVEL OSB MILL

Ainsworth Lumber Co. Ltd. today announced an indefinite closure of its jointly-owned Footner Forest Products Ltd. oriented strand board (OSB) mill at High Level, Alberta before year-end 2007 due to operating losses and reduced customer demand.

The High Level mill employs 150 people and produces approximately 700 million square feet (3/8” basis) annually.

OSB production is expected to be curtailed effective December 20th.  Footner will provide affected employees with severance pay and employment transition services.

“The decision to indefinitely close the Footner facility reflects the severe decline in North American housing starts and structural panel consumption coupled with considerable operating cost challenges”, said Brian Ainsworth, Chairman & CEO.  “The continued losses due to the stronger Canadian dollar, high freight costs to key markets, and local electricity and taxation rates have regrettably forced us to take this action.  Unfortunately, we do not foresee any short-term improvement in either customer demand or costs.”

Ainsworth will continue to meet their customers’ needs by supplying OSB from other mills.

Headquartered in Vancouver, B.C., Ainsworth is North America’s fourth largest producer of OSB and has seven OSB manufacturing facilities with a combined annual production capacity of 3.1 billion square feet (3/8” basis).

For further information please contact:

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Contact:
Bruce Rose, General Manager – Corporate Development
bruce.rose@ainsworth.ca